OSISKO REPORTS Q1 2024 RESULTS

Strong operating cash flows of $50.4 million,
cash margin of 97%,

and 8% increase in quarterly dividend

Montréal, May 8, 2024 - Osisko Gold Royalties Ltd (the "Company" or "Osisko") (OR: TSX & NYSE) today announced its consolidated financial results for the first quarter of 2024. Amounts presented are in Canadian dollars, except where otherwise noted.

Highlights

  22,259 gold equivalent ounces1 ("GEOs") earned (23,111 GEOs in Q1 2023);
  Revenues from royalties and streams of $60.8 million ($59.6 million in Q1 2023);
  Cash flows generated by operating activities of $50.4 million ($45.5 million in Q1 2023);
  Cost of sales of $1.8 million, resulting in a quarterly cash margin2 of 97% ($58.9 million);
  Net earnings of $15.1 million, $0.08 per basic share ($20.8 million, $0.11 per basic share in Q1 2023);
  Adjusted earnings2 of $29.7 million, $0.16 per basic share ($25.2 million, $0.14 per basic share in Q1 2023);
  Repayment of $43.6 million under the revolving credit facility;
  Cash balance of $70.6 million and debt position of $151.9 million as at March 31, 2024; and
  Appointment of Mr. David Smith to the Board of Directors.

Subsequent to March 31, 2024

  Additional repayments of $18.6 million on the revolving credit facility and extension of the maturity date from September 29, 2026 to April 30, 2028;
  Publication of the fourth edition of the Company's sustainability report, Growing Responsibly and Osisko's 2024 Asset Handbook; and
  Declaration of a quarterly dividend of $0.065 per common share payable on July 15, 2024 to shareholders of record as of the close of business on June 28, 2024, an increase of 8%.

Jason Attew, President & CEO of Osisko commented: "Osisko is off to a great start in 2024 after a solid first quarter. Strong revenues and cash flows have allowed Osisko to continue to rapidly pay down the Company's revolving credit facility. Consequently, Osisko's balance sheet remains well-positioned for the future deployment of capital towards accretive growth opportunities. In addition, the consistency and predictability of our cash flows underpinned our confidence to raise the base dividend by 8% as we embark on a phase of substantial and meaningful growth over the course of the next few years.

Catalysts continued to crystallize for Osisko during the first three months of the year, most notably South32's final investment decision at Hermosa and Alamos Gold's proposed acquisition of the Magino mine and mill, located directly adjacent to the Island Gold mine. Recently, and subsequent to quarter-end, Metals Acquisition released an updated Reserves and Resources statement for CSA which saw the mine life increased from 6 to 11 years based on Reserves only.

The Company remains on track to meet its 2024 GEO delivery guidance range.  The Company also expects stronger GEO deliveries into the second half of 2024, including first GEO deliveries from the CSA Copper Stream starting on June 15th, and then also from G Mining Ventures' Tocantinzinho and Cardinal Namdini's Namdini mines relatively soon after that."

Q1 2024 RESULTS CONFERENCE AND WEBCAST CALL DETAILS

Conference Call:	Thursday, May 9th, 2024 at 10:00 am ET

Dial-in Numbers: (Option 1)	North American Toll-Free: 1 (800) 717-1738 Local - Toronto: 1 (289) 514-5100 Local - New York: 1 (646) 307-1865 Conference ID: 35205

Webcast link: (Option 2)	https://viavid.webcasts.com/starthere.jsp?ei=1664597&tp_key=79a3a8e207

Replay (available until Monday, June 10th at 11:59 am ET):	North American Toll-Free: 1 (888) 660-6264 Local - Toronto: 1 (289) 819-1325 Local - New York: 1 (646) 517-3975 Playback Passcode: 35205#

Replay also available on our website at www.osiskogr.com

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at Osisko Gold Royalties Ltd, who is a "qualified person" as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company which holds a North American focused portfolio of over 185 royalties, streams and precious metal offtakes, including 19 producing assets. Osisko's portfolio is anchored by its cornerstone asset, a 3-5% net smelter return royalty on the Canadian Malartic Complex, home to one of Canada's largest gold mines.

Osisko's head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Grant Moenting	Heather Taylor
Vice President, Capital Markets	Vice President, Sustainability and Communications
Tel: (514) 940-0670 x116	Tel: (514) 940-0670 x105
Mobile: (365) 275-1954
Email: gmoenting@osiskogr.com	Email: htaylor@osiskogr.com

Notes:

(1) Gold Equivalent Ounces

GEOs are calculated on a quarterly basis and include royalties and streams. Silver earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces earned by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties are converted into gold equivalent ounces by dividing the associated revenue earned by the average gold price for the period.

Average Metal Prices and Exchange Rate

	Three months ended March 31,
	2024	2023

Gold(i)	$2,070	$1,890
Silver(ii)	$23.34	$22.55

Exchange rate (US$/Can$)(iii)	1.3486	1.3525

(i) The London Bullion Market Association's PM price in U.S. dollars per ounce.

(ii) The London Bullion Market Association's price in U.S. dollars per ounce.

(iii) Bank of Canada daily rate.

(2) Non-IFRS Measures

The Corporation has included certain performance measures in this press release that do not have any standardized meaning prescribed by IFRS Accounting Standards including (i) cash margin (in dollars and in percentage of revenues), (ii) adjusted earnings and (iii) adjusted earnings per basic share. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS Accounting Standards. As Osisko's operations are primarily focused on precious metals, the Corporation presents cash margins and adjusted earnings as it believes that certain investors use this information, together with measures determined in accordance with IFRS Accounting Standards, to evaluate the Corporation's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. However, other companies may calculate these non-IFRS measures differently.

Cash Margin (in dollars and in percentage of revenues)

Cash margin (in dollars) represents revenues less cost of sales (excluding depletion). Cash margin (in percentage of revenues) represents the cash margin (in dollars) divided by revenues.

	Three months ended March 31,
(in thousands of dollars)	2024	2023
	$	$

Royalty interests
Revenues	44,544	39,178
Less: cost of sales (excluding depletion)	(105)	(135)
Cash margin (in dollars)	44,439	39,043

Depletion	(5,534)	(6,848)
Gross profit	38,905	32,195

Stream interests
Revenues	16,207	20,409
Less: cost of sales (excluding depletion)	(1,728)	(3,906)
Cash margin (in dollars)	14,479	16,503

Depletion	(5,990)	(6,647)
Gross profit	8,489	9,856

Royalty and stream interests Total cash margin (in dollars)	58,918	55,546
Divided by: total revenues	60,751	59,587
Cash margin (in percentage of revenues)	97.0%	93.2%

Total - Gross profit	47,394	42,051

Adjusted earnings and adjusted earnings per basic share

Adjusted earnings is defined as: net earnings (loss), adjusted for certain items: foreign exchange gains (losses), impairment charges and reversal related to royalty, stream and other interests, changes in allowance for expected credit losses, write-offs and impairment of investments, gains (losses) on disposal of assets, gains (losses) on investments, share of income (loss) of associates, transaction costs and other items such as non-cash gains (losses), as well as the impact of income taxes on these items. Adjusted earnings per basic share is obtained from the adjusted earnings divided by the weighted average number of common shares outstanding for the period.

	Three months ended March 31,
	2024	2023
(in thousands of dollars, except per share amounts)	$	$

Net earnings	15,073	20,848

Adjustments:
Foreign exchange loss (gain)	3,250	(19)
Share of loss of associates	13,558	6,145
Changes in allowance for expected credit losses and write-offs	(1,895)	-
Impairment of investments	-	271
Gain on investments	(456)	(2,097)
Tax impact of adjustments	184	7

Adjusted earnings	29,714	25,155

Weighted average number of common shares outstanding (000's)	185,761	184,429

Adjusted earnings per basic share	0.16	0.14

Forward-Looking Statements

Certain statements contained in this press release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, the Company's ability to deploy capital in an accretive manner, management's expectation toward reaching the 2024 production guidance, production estimates of Osisko's assets (including increase of production), timely developments of mining properties over which Osisko has royalties, streams, offtakes and investments, management's expectations regarding Osisko's growth, results of operations, estimated future revenues, production costs, carrying value of assets, ability to continue to pay dividend, requirements for additional capital, business prospects and opportunities future demand for and fluctuation of prices of commodities (including outlook on gold, silver, diamonds, other commodities) currency markets and general market conditions. In addition, statements and estimates (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which Osisko holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks; (ii) with respect to external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko, (b) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (c) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held, (d) continued availability of capital and financing and general economic, market or business conditions, (e) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on Osisko's business, operations and financial condition;(iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by Osisko or (b) the integration of acquired assets, (c) the determination of Osisko's PFIC status (d) Osisko's ability to deliver on its climate strategy.  The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in the Corporation's ongoing income and assets relating to determination of its Passive Foreign Investment Company ("PFIC") status; the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which Osisko holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets. All forward-looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward-looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. These statements speak only as of the date of this press release. In this press release, Osisko relies on information publicly disclosed by other issuers and third parties pertaining to its assets and, therefore, assumes no liability for such third-party public disclosure.  Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Osisko Gold Royalties Ltd Consolidated Balance Sheets As at March 31, 2024 and December 31, 2023 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	March 31,	December 31,
	2024	2023
	$	$

Assets

Current assets

Cash	70,601	67,721
Short-term investments	9,304	8,200
Amounts receivable	4,213	6,282
Other assets	1,485	1,842
	85,603	84,045

Non-current assets

Investments in associates	99,385	115,651
Other investments	94,077	93,025
Royalty, stream and other interests	1,557,771	1,553,111
Goodwill	111,204	111,204
Other assets	8,615	8,951
	1,956,655	1,965,987

Liabilities

Current liabilities

Accounts payable and accrued liabilities	4,973	8,209
Dividends payable	11,154	11,121
Lease liabilities	1,150	1,122
	17,277	20,452

Non-current liabilities

Lease liabilities	6,576	6,879
Long-term debt	151,944	191,879
Deferred income taxes	103,917	96,279
	279,714	315,489

Equity

Share capital	2,106,596	2,097,691
Contributed surplus	76,580	79,446
Accumulated other comprehensive income	45,631	28,058
Deficit	(551,866)	(554,697)
	1,676,941	1,650,498
	1,956,655	1,965,987

Osisko Gold Royalties Ltd Consolidated Statements of Income For the three months ended March 31, 2024 and 2023 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

	2024	2023
	$	$

Revenues	60,751	59,587

Cost of sales	(1,833)	(4,041)
Depletion	(11,524)	(13,495)
Gross profit	47,394	42,051

Other operating expenses
General and administrative	(6,130)	(6,209)
Business development	(1,360)	(1,496)
Operating income	39,904	34,346
Interest income	1,259	2,063
Finance costs	(3,731)	(2,870)
Foreign exchange (loss) gain	(3,250)	19
Share of loss of associates	(13,558)	(6,145)
Other gains, net	2,351	1,826
Earnings before income taxes	22,975	29,239
Income tax expense	(7,902)	(8,391)
Net earnings	15,073	20,848

Net earnings per share
Basic and diluted	0.08	0.11

Osisko Gold Royalties Ltd Consolidated Statements of Cash Flows For the three months ended March 31, 2024 and 2023 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	2024	2023
	$	$
Operating activities
Net earnings	15,073	20,848
Adjustments for:
Share-based compensation	2,113	2,289
Depletion and amortization	11,853	13,754
Impairment of investments in associates	-	271
Changes in expected credit loss of other investments	(1,895)	-
Share of loss of associates	13,558	6,145
Change in fair value of financial assets at fair value through profit and loss	(456)	2,745
Net gain on dilution of investments	-	(4,842)
Foreign exchange loss	3,287	16
Deferred income tax expense	7,368	7,460
Other	157	36
Net cash flows provided by operating activities before changes in non-cash working capital items	51,058	48,722
Changes in non-cash working capital items	(681)	(3,272)
Net cash flows provided by operating activities	50,377	45,450

Investing activities
Acquisitions of short-term investments	(900)	(1,643)
Acquisitions of investments	-	(271)
Proceeds on disposal and repayment of of investments	5,177	-
Other	(4)	-
Net cash flows provided by (used in) investing activities	4,273	(1,914)

Financing activities
Repayment of long-term debt, net of discount on banker's acceptances	(43,617)	(13,463)
Exercise of share options and shares issued under the share purchase plan	4,867	8,900
Dividends paid	(10,357)	(9,753)
Withholding taxes on settlement of restricted and deferred share units	(2,987)	(456)
Other	(388)	(212)
Net cash flows used in financing activities	(52,482)	(14,984)

Increase in cash before effects of exchange rate changes	2,168	28,552
Effects of exchange rate changes on cash	712	(16)

Net increase in cash	2,880	28,536
Cash - beginning of period	67,721	90,548
Cash - end of period	70,601	119,084